Exhibit 107

Calculation of Filing Fee Tables

Schedule 14A
(Form Type)

NovaBay Pharmaceuticals, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$9,500,000.00	0.00014760	$1,402.20
Fees Previously Paid	–		–
Total Transaction Valuation	$9,500,000.00		$9,500,000.00
Total Fees Due for Filing			$1,402.20
Total Fees Previously Paid			–
Total Fee Offsets			–
Net Fee Due			$1,402.20

(i)          Title of each class of securities to which transaction applies:

Common stock, $0.01 par value per share, of the Registrant (“common stock”).

(ii)         Aggregate number of securities to which transaction applies:

Not applicable.

(iii)        Per unit price or other underlying value of transaction computed pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

The proposed maximum aggregate value of the transaction for the purposes of calculating the filing fee is $9,500,000, which is the aggregate cash consideration to be received by NovaBay Pharmaceuticals, Inc., a Delaware corporation (the “Company”) as a result of the sale of its Avenova business pursuant to that certain Asset Purchase Agreement, dated September 19, 2024, by and between the Company and PRN Physician Recommended Nutriceuticals, LLC, a Delaware limited liability corporation (the “Transaction Value”).

The filing fee was calculated based upon the product of (A) the Transaction Value and (B) 0.00014760, the rate applicable under Section 14(g) of the Exchange Act.